SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C. 20549

                        FORM 15


          Certification and Notice of Termination of
            Registration under Section 12(g) of the
         Securities Exchange Act of 1934 or Suspension
            of Duty to File Reports Under Sections 13
      and 15(d) of the Securities Exchange Act of 1934.

                            Commission File Number: 1-8979

                   Hondo Oil & Gas Company
     (Exact name of registrant as specified in its charter)

     10375 Richmond Avenue, Suite 900, Houston, Texas 77042
      (Address, including zip code, and telephone number,
           including area code, of registrant's
               principal executive offices)

           Common Stock, Par Value $1.00 Per Share
   (Title of each class of securities covered by this Form)

                                None
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)  [ ]       Rule 12h-3(b)(1)(ii)   [ ]

      Rule 12g-4(a)(1)(ii) [ ]       Rule 12h-3(b)(2)(i)    [ ]

      Rule 12g-4(a)(2)(i)  [ ]       Rule 12h-3(b)(2)(ii)   [ ]

      Rule 12g-4(a)(2)(ii) [ ]       Rule 15d-6             [ ]

      Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the
certification or notice date:   1

     Pursuant to the requirements of the Securities Exchange
Act of 1934, Hondo Oil & Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 23, 1998         By: /S/ Stanton J. Urquhart
                                        Stanton J. Urquhart
                                    Vice President and Controller
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